Back **2014-06-04, 11:50:23, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Convertibl TGL.DB

Transaction Number	2484343		
Security designation	Convertible Debentures TGL.DB		
Opening balance of securities held	50000		
Date of transaction	2014-06-03		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	50000		
Unit price or exercise price	48250.0000	Currency	Canadian Dollar
Closing balance of securities held	0	Insider's calculated balance	
Filing date/time	2014-06-04 11:50:22		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities